

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2017

Daniel Passeri
Chief Executive Officer
Cue Biopharma, Inc.
675 W. Kendall Street
Cambridge, MA 02142

Re: Cue Biopharma, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed November 17, 2017
    File No. 333-220550

Dear Mr. Passeri:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2017 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed November 17, 2017

The Offering, page 12

1.   Please expand the discussion of the escrow account to clarify that the funds will not be released from escrow until you secure the listing on the Nasdaq Capital Market and that all funds will be returned to investors if you are unable to secure the listing.

Business
Our Collaboration Agreement with Merck, page 58

2. We note your agreement with Merck required you to "forebear from researching, developing or licensing to a third party rights related to any Cue Biologics drug candidate for the treatment of autoimmune disease." Please revise the disclosure throughout your filing to clarify how this provision impacts your current operations and your strategic plans. For example:

   - On page 1 you indicate you are "developing a novel and proprietary class of biologic drugs ...to treat a broad range of cancers and autoimmune disorders."
   - On page 2 in the discussion of your approach for next generation immunotherapies, you discuss Type 1 diabetes, celiac disease, arthritis and other autoimmune diseases.
   - On page 3, you state that you are expanding your technology to "generate highly promising and novel immunotherapeutics for the treatment of debilitating autoimmune disorders."
   - On page 41, you indicate that you intend to use proceeds from the offering to "optimize drug scaffold for the treatment of autoimmune indications..."

3. Please revise your description of the Collaboration Agreement with Merck to provide the following information:

   - the duration of the agreement and royalty term;
   - your rights and performance obligations under the agreement;
   - termination provisions;
   - up-front payment to be received;
   - whether the up-front payment is refundable or not;
   - aggregate future potential milestone payment to be received for each of the research, development, regulatory and/or commercial milestone categories, if applicable; and
   - royalty rates or a royalty range within a ten-percent range if confidential treatment is requested.

   Please also file the Collaboration Agreement as an exhibit to your registration statement. Alternatively, please provide us with an analysis supporting your determination that the agreement is not a required exhibit. See Item 601(b)(10) of Regulation S-K.

Daniel Passeri
Cue Biopharma, Inc.
November 30, 2017
Page 3

You may contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Mark R. Busch - K&LGates LLP